Sit U.S. Government Securities Fund (SNGVX)
Sit Minnesota Tax-Free Income Fund (SMTFX)

Presentation to
Financial Planning Association of Minnesota

September 15, 2015

Presentation by

Michael C. Brilley
President and Chief Fixed Income Officer
Sit Investment Fixed Income Advisors, Inc.

Sit U.S. Government Securities Fund Historic NAV And 12-Month Distribution Rate

As of 08/31/15



Sit U.S. Gov't Securities Fund Historic NAV
NAV ($)
12.0
11.0
10.0
9.0
$11.03
Dec-88 Dec-89 Dec-90 Dec-91 Dec-92 Dec-93 Dec-94 Dec-95 Dec-96 Dec-97 Dec-98 Dec-99 Dec-00 Dec-01 Dec-02 Dec-03 Dec-04 Dec-05 Dec-06 Dec-07 Dec-08 Dec-09 Dec-10 Dec-11 Dec-12 Dec-13 Dec-14



Sit U.S. Gov't Securities Fund 12-Month Distribution Rate
Yield (%)
10.0
8.0
6.0
4.0
2.0
0.0
1.95%
Dec-88 Dec-89 Dec-90 Dec-91 Dec-92 Dec-93 Dec-94 Dec-95 Dec-96 Dec-97 Dec-98 Dec-99 Dec-00 Dec-01 Dec-02 Dec-03 Dec-04 Dec-05 Dec-06 Dec-07 Dec-08 Dec-09 Dec-10 Dec-11 Dec-12 Dec-13 Dec-14

Sit U.S. Government Securities Fund (SNGVX) invests primarily in seasoned, high coupon mortgages.

SIMPLIFIED MORTGAGE EXAMPLE

Coupon	Purchase Cost		Par		Premium Paid
7.00%	$114,000	–	$100,000	=	$14,000

ONE YEAR PROFIT / LOSS SCENARIOS

		Interest Received		Premium Loss		Profit	Profit / Cost
1)	Nobody refinances	$7,000	—	$0	=	$7,000	6.14%
2)	One-fifth is refinanced after 6 months	$6,300	—	$2,800	=	$3,500	3.07%
3)	Half is refinanced after 6 months	$5,250	—	$7,000	=	-$1,750	-1.54%
4)	All is refinanced after 6 months	$3,500	—	$14,000	=	-$10,500	-9.21%

Sit U.S. Government Securities Fund
Quarterly Rates of Return
(Performance Statistics Are After Investment Management Fees)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1987		1.00 [1]	-1.07	6.14	6.05 [2]
1988	4.10	1.27	1.63	0.67	7.86
1989	1.45	4.72	1.27	3.21	11.04
1990	0.32	4.02	1.44	4.83	10.97
1991	2.54	1.05	4.73	4.01	12.87
1992	-0.77	3.50	2.13	0.52	5.43
1993	2.77	1.90	1.26	1.23	7.34
1994	0.19	-0.02	1.07	0.51	1.77
1995	2.85	3.26	1.98	2.95	11.50
1996	0.42	0.66	1.69	2.14	4.99
1997	0.00	3.00	3.04	1.95	8.19
1998	1.39	1.70	2.34	0.94	6.52
1999	0.00	0.04	0.85	0.47	1.37
2000	1.53	1.72	2.19	3.42	9.15
2001	2.63	1.59	3.17	0.91	8.56

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
2002	0.72	2.33	1.87	0.77	5.79
2003	0.53	0.23	0.00	0.42	1.19
2004	1.52	-0.58	1.87	0.52	3.35
2005	0.13	1.97	-0.17	0.55	2.49
2006	0.09	0.43	2.33	1.26	4.13
2007	1.67	0.12	2.43	2.55	6.92
2008	3.05	-0.17	0.99	1.19	5.13
2009	2.12	1.78	2.51	1.17	7.78
2010	1.26	1.10	1.50	0.96	4.91
2011	0.74	1.50	0.43	0.03	2.72
2012	0.99	0.73	0.85	0.07	2.67
2013	-0.27	-1.48	-0.35	0.01	-2.08
2014	0.63	0.35	0.60	0.62	2.22
2015	0.78	-0.08	--	--	0.70 [3]

[1] Return is from 6/2/87 through 6/30/87

[2] Return is from 6/2/87 through 12/31/87

[3] Return is from 12/31/14 through 6/30/15

Sit Minnesota Tax-Free Income Fund Historic NAV vs. 12-Month Distribution Rate

As of 8/31/15

Sit MN Tax-Free Income Fund Historic NAV



11.0
10.5
10.0
9.5
9.0
8.5
8.0
NAV ($)
$10.44
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14

Sit MN Tax-Free Income Fund 12-Month Distribution Rate



6.0
5.5
5.0
4.5
4.0
3.5
3.0
Yield (%)
3.40%
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14

Sit Minnesota Tax-Free Fund Quarterly and Annual Rates of Income Return (1)
(Income Return Rates are After Investment Management Fees)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1993				0.40*	0.40*
1994	1.32	1.39	1.39	1.52	5.73
1995	1.43	1.41	1.40	1.41	5.77
1996	1.40	1.43	1.45	1.39	5.79
1997	1.35	1.37	1.35	1.33	5.51
1998	1.28	1.26	1.26	1.24	5.14
1999	1.12	1.21	1.28	1.38	5.10
2000	1.36	1.34	1.36	1.31	5.48
2001	1.28	1.27	1.21	1.25	5.11
2002	1.13	1.20	1.15	1.19	4.76
2003	1.11	1.13	1.16	1.14	4.62
2004	1.07	1.09	1.10	1.06	4.39

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
2005	1.10	1.06	1.01	1.01	4.24
2006	1.01	1.06	1.05	1.03	4.21
2007	1.04	1.06	1.06	1.08	4.31
2008	1.09	1.06	1.13	1.32	4.68
2009	1.23	1.20	1.16	1.13	4.80
2010	1.04	1.07	1.06	1.11	4.35
2011	1.13	1.15	1.09	1.07	4.51
2012	1.01	0.95	0.88	0.93	3.82
2013	0.82	0.88	1.04	1.05	3.84
2014	0.97	0.89	0.87	0.87	3.65
2015	0.82	0.83			1.92**

* Return is from 12/1/93 - 12/31/93.
** Return is from 1/1/15 - 7/31/15.

(1) Income return rates were calculated by summing the quarterly dividend rates per share and dividing the sum by the NAV at the beginning of the quarter.

Portfolio Statistics (W/O cash)

As of August 31, 2015

	Rated Only	Non-Rated Only	Total Portfolio
Stated Maturity (Years)	17.14	15.47	16.13
Weighted Average Coupon	4.63	5.46	4.76
Average Life Yield	3.35	4.50	3.61
Average Life Duration (Years)	5.24	4.83	4.96
Number of Different Credits	208	138	346
Largest Credit % of Total Portfolio	2.5	1.4	--
Average Credit % of Total Portfolio	0.5	0.2	--
% of Total Portfolio	66.1	31.1	97.2
Total Assets (including cash)			$451 Million

Sit Minnesota Tax-Free Income Fund (SMTFX)
August 31, 2015

		Federal Tax Rate			
30 – Day SEC Yield		28%	36.8%	38.8%	43.4%
2.80%	Tax – Equivalent Yields*	**4.22%**	**4.91%**	**5.08%**	**5.49%**

*Assumes the maximum MN tax bracket of 9.85% and 3.8% net investment income surtax.

Please see the fund's 1-, 5-, and 10- year total return figures on the next page.

Morningstar Short Government Funds – 8/31/15

Top Rated Short Government Funds	1 Year Return (%)	1 Year Category Percentile	5 Year Return (%)	5 Year Category Percentile	10 Year Return (%)	10 Year Category Percentile	Sharpe Ratio	5 Year Std. Deviation (%)	SEC Yield (%)	Avg Eff Duration *	Avg Credit Quality	Fees	Net Assets ($MM)
Sit U.S. Government Securities	1.78	8	1.51	10	3.52	9	1.39	1.04	2.55	0.9	AAA	0.80	596
Loomis Sayles Ltd Term Govt	0.79	41	1.49	11	3.34	11	1.31	1.09	0.64	2.0	AAA	0.80	827
Eaton Vance Government Obligations	1.38	12	1.42	12	3.57	7	0.97	1.40	1.62	2.2	AAA	1.17	559
Thornburg Limited-Term U.S. Govt	1.05	27	1.25	17	3.08	18	0.80	1.49	0.94	2.4	AAA	0.93	272
Payden US Government	1.28	16	1.15	25	3.05	20	0.88	1.24	1.12	2.2	AA	0.45	128

* As of 6/30/15

Morningstar MN Muni Funds – 8/31/15

Top Rated Minnesota Municipal Funds	1 Year Return (%)	1 Year Category Percentile	5 Year Return (%)	5 Year Category Percentile	10 Year Return (%)	10 Year Category Percentile	Sharpe Ratio	5 Year Std. Deviation (%)	SEC Yield (%)	Avg Eff Duration *	Avg Credit Quality	Fees	Net Assets ($MM)
Sit MN Tax-Free Income	2.81	28	4.38	14	4.40	12	1.21	3.55	2.80	4.6	BBB	0.80	451
Franklin MN Tax-Free A - Load Waived	2.16	64	3.41	58	4.02	36	0.85	3.97	1.28	4.0	AA	0.65	1,100
Fidelity MN Municipal Income	2.39	46	3.24	73	3.88	55	1.03	3.08	1.56	5.6	A	0.49	504
Columbia MN Tax-Exempt A - Load Waived	3.20	17	4.24	16	4.41	8	1.05	3.96	1.89	6.6	BBB	0.83	471
Nuveen MN Mun. Bond A - Load Waived	3.29	10	4.68	10	4.56	3	0.98	4.74	2.29	7.6	BBB	0.84	251

* As of 6/30/15

Disclosure

This summary may contain the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice. Before you invest, please read the prospectus carefully.

The prospectus contains the investment objective, risks, and charges and expenses of the Fund, as well as other information, which should be carefully considered before investing. For a free prospectus, call 1-800-332-5580 or download the prospectus at www.sitfunds.com.

Performance information is historical and does not guarantee future results. Investment return and principal value of an investment in the Fund will fluctuate, so that an investor's shares in the fund, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. Performance information current to the most recent month-end may be obtained by calling 1-800-332-5580 or by visiting www.sitfunds.com.

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults. Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.